OMB APPROVAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )

K2 INC.
(Name of Issuer)

Common Stock, par value $1 per share
(Title of Class of Securities)

48273210
(CUSIP Number)

Robert T. Anthony
65 Park Lane
Concord, MA 01742
(508) 369-9565
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 24, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SCHEDULE 13D
CUSIP No. 48273210

1    NAME OF REPORTING PERSON
     Robert T. Anthony

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Intentionally Omitted

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
                                                       (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF      7    SOLE VOTING POWER        38,561
     SHARES
     BENEFICIALLY   8    SHARED VOTING POWER      1,415,407
     OWNED BY
     EACH           9    SOLE DISPOSITIVE POWER   38,561
     REPORTING
     PERSON WITH    10   SHARED DISPOSITIVE POWER 1,415,407

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,453,968

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.8%

14   TYPE OF REPORTING PERSON*
     IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.
SCHEDULE 13D
CUSIP No. 48273210

1    NAME OF REPORTING PERSONS     The Anthony Family Trust
     (See response to Item 1)
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Intentionally Omitted

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]
                                                       (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF      7    SOLE VOTING POWER             0
     SHARES
     BENEFICIALLY   8    SHARED VOTING POWER           1,001,249
     OWNED BY
     EACH           9    SOLE DISPOSITIVE POWER        0
     REPORTING
     PERSON WITH    10   SHARED DISPOSITIVE POWER      1,001,249

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,001,249

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.1%

14   TYPE OF REPORTING PERSON*
     OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.
Item 1.   Security and Issuer

     The class of equity securities to which this statement relates is the Common Stock, $1.00 par value per share, (the
"Common Stock") of K2 Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 4900 South Eastern
Avenue, Los Angeles, CA  90040.

Item 2.   Identity and Background

     This statement is being filed by Robert T. Anthony and The Anthony Family Trust (as defined in the response to Item 5), of which Mr. Anthony is co-trustee (each, a "Reporting Person"). Robert T. Anthony is a Principal in Concord Partners, a management consulting firm, and from May 1994 until his term expired on May 8, 1997, he served as a director of the Issuer. His business address is 65 Park Lane, Concord, MA 01742, and the address of The Anthony Family Trust is c/o Robert T. Anthony at the foregoing address.

     During the last five years, neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other misdemeanors) nor has either Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

     Each Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

     The shares of Common Stock owned directly by Robert T. Anthony and his spouse and minor children were acquired as gifts from Myron P. Anthony or as a result of stock dividends or stock splits. The shares of Common Stock held by The Anthony Family Trust (as defined in Item 5 below) were acquired from Myron P. Anthony, the late founder and Chairman Emeritus of the Issuer and Marilyn Anthony, his widow, as the settlors of The Anthony Family Trust or as a result of stock dividends or stock splits. Myron
P. Anthony had acquired the shares of Common Stock contributed by him to The Anthony Family Trust as founder's stock or as a result of stock dividends or stock splits. The shares of Common Stock contributed to The Anthony Family Trust by Marilyn Anthony were acquired by her by gift from Myron P. Anthony or as a result of stock dividends or stock splits. Robert T. Anthony is the son of Myron P. Anthony and Marilyn Anthony.




Item 4.   Purpose of Transaction

     All of the shares of Common Stock beneficially owned by Robert T. Anthony and The Anthony Family Trust were acquired for investment.

     The Reporting Persons intend continually to review the Issuer's business affairs, management, financial position, and future prospects as well as conditions in the securities markets and general economic and other conditions. Based on such evaluation and review as well as the purposes of The Anthony Family Trust, the Reporting Persons will continue to consider and explore various alternative courses of action with respect to their interests in the Issuer as they may deem appropriate in light of the circumstances existing from time to time. Such alternatives include, among other things, the purchase of additional shares of Common Stock or the sale of all or a portion of the shares of Common Stock beneficially owned by the Reporting Persons, in the open market or in privately negotiated transactions, to one or more purchasers.

     The Reporting Persons voted against the election of the individuals nominated by a majority of the Board of Directors of the Issuer for election to such Board of Directors at the Issuer's 1997 Annual Meeting of Stockholders held on May 8, 1997. Such nominees were elected to the Issuer's Board of Directors. Reference is also made to the response to Item 6.

     Other than as set forth above, neither Reporting Person has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its securities, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure,
(g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person, (h) causing a class of the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     An aggregate of 1,403,569 shares of Common Stock are held pursuant to the revocable trust agreement, amended and restated as of May 31, 1995, known as "The Anthony Family Trust." The Anthony Family Trust was formed by Myron P. Anthony, the founder of the Issuer, and his wife, Marilyn Anthony. Upon Myron P. Anthony's death on June 24, 1996, Robert T. Anthony, the son of Myron P. Anthony and Marilyn Anthony, became co-trustee of The Anthony Family Trust along with his mother, and The Anthony Family Trust became irrevocable except for Marilyn Anthony's right to withdraw the individual property that she had contributed to the trust estate (including any dividends or interest that had been received in respect of such property). Pursuant to such right, Mrs. Anthony has the right to withdraw 402,300 shares of Common Stock from The Anthony Family Trust at any time.

     Under the terms of The Anthony Family Trust, which provides for the division of the trustee estate into several sub-trusts, Robert T. Anthony is the co-trustee with sole voting and dispositive power over the shares of Common Stock held by The Anthony Family Trust. Marilyn Anthony is entitled to receive the net income of the trust estate during her lifetime. After Marilyn Anthony's death, the bulk of the trust estate will be held in trust for a period of five years to permit an orderly liquidation and then distributed to the children of Myron P. Anthony and Marilyn Anthony. The shares of Common Stock held by The Anthony Family Trust upon Marilyn Anthony's death may, subject to certain conditions, be purchased by Robert T. Anthony.

     Robert T. Anthony may be deemed to beneficially own 1,453,968 shares of Common Stock, which represent 8.8% of the outstanding shares of Common Stock. Of such shares, 37,961 shares are owned by Robert T. Anthony, 11,838 shares are owned by Robert T. Anthony's spouse and minor children, 600 shares are subject to options granted by the Issuer to Mr. Anthony as a non-employee director that may be exercised by him until August 8, 1997 at prices of $16,375 (as to 500 shares) and $23.00 (as to 100 shares), and 1,403,569 shares are owned by The Anthony Family Trust. Robert T. Anthony has sole voting and dispositive power over the 37,961 shares of Common Stock owned by him and the 600 shares subject to options, and may be deemed to have shared voting and dispositive power with respect to the 11,838 shares owned by his spouse and minor children and to share with The Anthony Family Trust voting and dispositive power over the 1,403,569 shares held by The Anthony Family Trust.

     Because Marilyn Anthony has the right to withdraw 402,320 shares of Common Stock from The Anthony Family Trust, she also may be deemed to be a beneficial owner of such 402,320 shares, with shared voting and dispositive power with respect thereto.

     Neither Reporting Person has engaged in any transactions in Common Stock during the 60 days preceding the date of this report.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     As noted in the response to Item 2, Robert T. Anthony served as a director of the Issuer from May 1994 until his term expired on May 8, 1997.

     On December 5, 1995, Robert T. Anthony, Abraham L. Gray, another director of the Issuer, and Marilyn Anthony, acting as stockholders of the Issuer, commenced a derivative action on behalf of, and for the sole benefit of, the Issuer in the California Superior Court for Los Angeles County (No. BC 140251) entitled Marilyn Anthony, Robert T. Anthony and Abraham L. Gray vs. John B. Simon, Hugh V. Hunter, Anthony Industries, Inc. and Does 1 through 100. The complaint alleges that defendants Simon and Hunter, purporting to act as an Executive Committee, breached their duties of loyalty; acted in bad faith; engaged in intentional misconduct; and engaged in a knowing violation of law when defendants Simon and Hunter approved an agreement between the Issuer and Bernard I. Forester, the Issuer's chairman and former Chief Executive Officer, that had previously been rejected by a majority of the outside directors of the Issuer at a Board of Directors meeting. The complaint seeks recovery from the two defendant directors of damages of not less than $10 million allegedly suffered by the Issuer as a result of the defendants' actions.

     The nominal defendant has moved to dismiss the action on two occasions, both of which motions were denied by the Court. On March 4, 1997, the Issuer filed a motion for summary judgment again seeking to terminate the action. Plaintiffs' response to this third attempt is not yet due.

     Except for The Anthony Family Trust (see the response to
Item 5), neither Reporting Person has any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits

     1.   Joint Filing Agreement.
               SIGNATURES AND POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Robert T. Anthony his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such individual and in such individual's name, place and stead, in any and all capacities, to sign any and all amendments to this Statement on Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such individual might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     After reasonable inquiry and to the best of my knowledge and belief, whose signature appears below certifies that the information set forth in this statement is true, complete and correct.


May 22, 1997                  /s/ Robert T. Anthony
Date                              Robert T. Anthony


                              THE ANTHONY FAMILY TRUST


                              By: /s/ Robert T. Anthony
                                 Robert T. Anthony, as Co-Trustee




EXHIBIT 1

JOINT FILING AGREEMENT


     Each of the undersigned hereby agrees that the Schedule 13D with respect to the common stock, par value $1 per share, of K2 Inc.(to which this Agreement is attached as Exhibit 1), and all subsequent amendments, may be filed on behalf of each such person.


May 22, 1997                  /s/ Robert T. Anthony
Date                          Robert T. Anthony

                              THE ANTHONY FAMILY TRUST


                              By:/s/Robert T. Anthony
                              Robert T. Anthony, as Co-Trustee